

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

<u>Via E-Mail</u>
Mr. Gary L. McArthur
Chief Financial Officer
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919

> **Re:    Harris Corporation**
> **Form 10-K for the fiscal year ended June 29, 2012**
> **Filed August 27, 2012**
> **Form 10-Q for the Quarter Ended September 30, 2012**
> **Filed October 31, 2012**
> **Response Letter Dated November 29, 2012**
> **File No. 001-03863**

Dear Mr. McArthur:

We have reviewed your response letter dated November 29, 2012 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended June 29, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Operations Review, page 36</u>

<u>Discussion of Business Segments</u>

<u>Government Communications Systems Segment, page 41</u>

1.  We note from your response to our prior comment three that you intend to provide greater detail regarding the reasons for significant changes in operating income and have provided an example of your proposed disclosure.  As previously requested, please

confirm that as applicable, you will include quantification of the reasons for the changes in operating income.

Form 10-Q for the Quarter Ended September 28, 2012

2.  We note your disclosure that based on recent indicators of value during the first quarter of fiscal 2013, including market, financial performance and indications of value from interested parties, you recorded additional non-cash impairment charges for CIS and Broadcast Communications which included a $216.5 million write-down to the goodwill allocated to the Broadcast Communications segment.  In light of its significance, please describe for us in greater detail the facts and circumstances surrounding the additional write-down of goodwill recorded during the first quarter of fiscal 2013.  Your response should include a discussion of the events and/or significant changes made to the assumptions underlying your updated impairment analysis performed during the most recent quarter; the reasons for such changes; and why management believes it is appropriate to recognize the impairment charge during the first quarter of fiscal 2013 rather than the fourth quarter of fiscal 2012.  Please explain why you believe the net assets of the Broadcast Communications segment were appropriately valued at June 29, 2012.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters.  You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief